Exhibit 11.1

CHINA TELECOM CORPORATION LIMITED

CODE OF ETHICS FOR
SENIOR OFFICERS

I. Background and Basis

This code of ethics (this “Code”) is adopted pursuant to related requirements of the Articles of Association of China Telecom Corporation Limited, to effectively protect interests of China Telecom Corporation Limited and its shareholders, to regulate and guide daily business activities of senior management personnel of China Telecom Corporation Limited and its provincial subsidiaries (the “Company”), to effectively promote the establishment and improvement of good corporate governance structure and internal control system, and to meet regulatory requirements with regard to internal control of a company.

II. Scope of Application and Purposes

1.	This Code is applicable to Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President, Controller, Departmental Managing Director and Deputy Managing Director of China Telecom Corporation Limited, and President, Deputy President and Controller of its provincial subsidiaries and any other persons of similar duties (the “Senior Officers”).

2.	The purposes of this Code are:

(i)	to encourage compliance with all applicable laws and regulations;

(ii)	to promote honest and ethical conduct, including the ethical handling of conflicts of interest;

(iii)	to promote full, adequate, accurate and timely disclosure;

(iv)	to deter wrongdoing;

(v)	to promptly discover and report any violations against code of ethics; and

(vi)	to carry out all regulations and obligations in connection with this Code.

III. Principle of Good Faith and Integrity

1.	It is the Company’s basic principle to act in good faith and with integrity in handling its relations with its clients and shareholders, as well as the society and other external interest groups, and also in handling the relations between the Company and its employees and among the employees.

2.	It is each Senior Officer’s commitment to the Company to act in good faith and with integrity. He or she shall not act in deceit or against the principle of good faith and integrity.

3.	Each Senior Officer shall:

(i)	act in good faith but with no violation against confidentiality required by the Company;

(ii)	act in accordance with, whether in its actual form or principal, any of the applicable laws, regulations, accounting rules and the Company’s policies;

(iii)	act with care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances in the exercise of his or her powers and in the discharge of his or her duties; and

(iv)	act with a high standard of professionalism.

4.	Each Senior Officer’s obligation of good faith and integrity may not cease after the termination of his or her tenure at the Company. His or her obligation of confidentiality survives the termination of his or her tenure. Other duties may continue for such period as the principle of fairness may require depending on the amount of time which has lapsed between the termination and the act concerned and the circumstances and the terms under which the relationship between the Senior Officer on the one hand and the Company on the other hand was terminated.

IV. Principle of Fairness

It is prohibited by the Company to obtain any inappropriate commercial interest by any illegal or unethical means. Each Senior Officer shall fairly treat any client, supplier, competitor and employee of the Company, and shall not obtain any inappropriate interest acquired through his or her position at the Company through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

V. Principle Regarding Conflicts of Interest

1.	A “conflict of interest” means a conflict or a potential conflict between an individual’s personal interest and the Company’s interest, or between an individual’s personal interest and his or her obligations, including but not limited to the following:

(i)	any action taken, or any interest owned, by a Senior Officer that may hinder him or her to perform his or her duties objectively and effectively, and

(ii)	any inappropriate personal interest obtained by a Senior Officer or his or her family as a result of his or her position at the Company.

2.	Each Senior Officer shall not:

(i)	take any advantage of his or her position to accept bribes or other illegal income;

(ii)	take any advantage of his or her position or power at the Company to obtain any inappropriate interest for him- or herself or family members or any others;

(iii)	take any advantage of his or her position or the Company’s property or information to seize or have others seize from the Company any business opportunity, unless the Company is aware of such opportunity and has expressly given it up;

(iv)	take any advantage of the Company’s property, including any tangible or intangible assets and trade secrets to obtain any personal interest;

(v)	operate any business, whether on his or her own or as an employee, in competition with the Company;

(vi)	engage in activities prohibited by Articles 129 and 130 of the Articles of Association of China Telecom Corporation Limited; and

(vii)	engage in other activities that may cause any harm to the Company.

3.	Each Senior Officer shall:

(i)	comply with the Company’s Articles of Association, perform his or her duties faithfully, protect the Company’s interests, avoid conflicts of interest wherever possible, and act honestly in the best interests of the Company;

(ii)	discuss with the Board of Directors of China Telecom Corporation Limited or the Board of Directors of a provincial subsidiary (collectively “the Company’s Board”) any material transaction or business relationship that may result in any conflict of interest;

(iii)	proceed such material transaction or business relationship only after the approval of the Company’s Board. If the involved Senior Officer is also a member of the Company’s Board, he or she may not participate the Board’s discussion and vote for the approval such transaction or relationship. Pursuant to the Company’s Articles of Association, however, in the event that such transaction or business relationship is related to any contracts , transactions or arrangements entered into between the involved Senior Officer with the Company, or is related to commissions received in connection with transactions of the Company, such transaction or business relationship may not proceed without the informed approval of the shareholders given at a general meeting; and

(iv)	report at least once a year to the Company’s Board whether he or she engages in any transaction or business relationship that may result in any conflict of interest.

4.	The following situations are material conflicts of interest. Any involved Senior Officers must report to the Company’s Board within five business days after he or she is aware of the occurrence:

(i)	he or she owns a significant amount of equity interests or any other ownership interests in any of the Company’s suppliers or customers;

(ii)	he or she has a relationship with any of the Company’s customers, suppliers or competitors as a consultant, advisor or employee;

(iii)	he or she has any external business activities that may detract him or her from devoting time and attention to his or her due performance in the Company;

(iv)	he or she accepts or receives any material gift from any company that has an existing or potential business relationship which the Company;

(v)	he or she holds a position of supervising, reviewing or otherwise that may affect any of his or her immediate relatives’ job evaluation, compensation or benefits; and

(vi)	through him or her, as described in the Listing Rules of the Stock Exchange of Hong Kong Limited, any other company that becomes one of the Company’s Connected Persons has any business relationship or transaction with the Company.

5.	Any situation above in connection with any immediate family member of any Senior Officer shall be treated in the same manner as a conflict of interest in connection with any Senior Officer.

VI. Principle of Disclosure

1.	Each Senior Officer is required to be familiar with and comply with the disclosure procedure of the Company so that the Company's public reports and documents filed with any applicable security regulatory authorities are in accordance with the requirements of security laws and regulations in all material respects.

2.	Each Senior Officer, who is in charge, or has supervisory responsibility, of the filings with regulatory authorities or the disclosures of the Company’s operations, performance, accounting, outlooks or other public disclosures, shall coordinate, to the extent of his or her power and responsibilities, with other officers in the Company and take all appropriate measures of disclosure in order to make the disclosed information complete, fair, accurate, updated and understandable.

3.	Each Senior Officer shall observe the following:

(i)	he or she shall know very well the Company’s businesses, financial operations and disclosure requirements;

(ii)	he or she shall not consciously misrepresent or omit, or cause others to misrepresent or omit, any of the Company’s material information to any internal or external parties, including the Company’s independent auditors, government regulators and self-regulatory authorities; and

(iii)	he or she shall carefully review and determine the accuracy and completeness of the information to be disclosed. (He or she may appropriately assign such responsibility to another party.)

VII. Confidentiality

Unless required by law or authorized by a party with the right to disclose such information, each Senior Officer shall keep the Company’s business secrets and each customer’s or potential customer’s confidential or private information obtained through the Company’s operations.

Confidential Information shall mean non-public information which might benefit competitors of the Company, or damage interests of the Company, clients or potential clients of the Company, if disclosed.

VIII. Protection of the Company’s Properties

The Company’s properties mean all the tangible and intangible assets legally owned by or entitled to the Company.

Each Senior Officer shall protect the Company’s properties and have them utilized reasonably and effectively for the Company’s valid business purposes, and shall not damage or occupy the Company’s properties in any manner.

IX. Compliance with Laws, Regulations and Rules

     The Company requires each Senior Officer to act in accordance with all applicable laws, regulations and rules. Each Senior Officer has also his or her personal obligation to observe such laws, regulations and rules.

X. Reporting and Accountability

1.	Each Senior Officer is required to notify the Company’s Board within five business days after he or she is aware of any existing or possible violation against this Code (“Violation”). Failure to do so is a Violation itself.

2.	Each Senior Officer shall not retaliate against any employee or Senior Officer who reports any possible Violations.

3.	The Company’s Board shall take all appropriate actions to investigate any existing or possible Violations reported to it. If a Violation has occurred, the Company’s Board shall take any appropriate actions for prevention or discipline.

4.	The Company’s Board shall act the following procedure in investigating and dealing with any Violations:

(i)	to have designated persons start a preliminary investigation after receiving a report;

(ii)	to determine, based on the investigation report, whether a Violation has occurred;

(iii)	to take any appropriate actions for discipline or prevention (including dismissal), and in the event of any crime or other severe legal violations, the applicable security regulatory authorities or other law enforcement authorities shall be notified; and

(iv)	to timely disclose any amendments to or waivers of this Code made in accordance with the applicable securities regulations.

XI. Amendment, Interpretation and Enforcement

1.	This Code is a document of principles as a guideline for the ethic codes of the Senior Officers. The Senior Officers’ business activities shall also in accordance with all specific requirements in the applicable laws, regulations, government policies, the Company’s Articles of Association and other current internal rules.

2.	The Company’ Board shall supervise the enforcement of this Code.

3.	The Board of Directors of China Telecom Corporation Limited is responsible for the interpretation of this Code.

4.	Any amendment to this Code must be adopted by the Board of Directors of China Telecom Corporation Limited.